Aro Industries, Incorporated, dba Summit Environmental Contractors



ANNUAL REPORT

33161 Camino Capistrano, Suite F

San Juan Capistrano, CA 92675

0

https://summitenvcon.com/

This Annual Report is dated April 25, 2022.

BUSINESS

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) is a corporation organized under the laws of California. Our company is a premier California based sustainability green integrator helping solve our nation's most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports and Water Treatment and Supply Markets includes solutions in environmental engineering, science, and contracting. Summit uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions. With a stable, growing revenue base, significant margin expansion opportunities and a forward thinking plan, we believe Summit is posed for significant growth for shareholder value creation through a balanced mix of consulting, technology, contracting and partnerships.

Business Model

A. General

1. Safety First

2. Combining Science and Contracting

3. Improving the world we live in.

B. Sales Model

1. Identify opportunities both digitally online through multiple databases and in real time with current and prospective customers.

2. Repeat bid opportunity with current customers and development of new customers.

3. Competitiveness through our unique blend of science, technology, and contracting.

4. Far more resources than our competitors including demolition, 3-D modeling, de watering trucking and more.

C. Target Customer Base

1. Infrastructure contractors

2. Industry sectors including petroleum, manufacturing and aerospace

3. Government agencies (federal, state, county and city)

4. Environmental consultants

5. Developers

Previous Offerings

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our reviewed financial statements, attached as Exhibit B to the Offering Memorandum.

Revenue

During 2020, the Company experienced steady revenues of $3.83 million, versus $3.87 million in 2019. The sales were driven by continued strong results for transportation and disposal services totaling $3.28 million, which were also consistent with 2019. We believe 2020 results were primarily driven by two factors: implementation for contracts awarded prior to the Covid-19 pandemic and change order work for existing projects.

Cost of Sales

Cost of sales in 2020 were $2,395,165, down approximately $343,114 from 2019's cost of sales of $2,738,279. The decrease in cost of sales was created by negotiating better pricing with our subcontractors in 2020, compared to 2019.

Gross Margins

Gross profit in 2020 was $1,488,569, up from a 2019 gross profit of $1,141,684, an increase of $346,885. The gross margins as a percentage of revenue increased from 29.4% in 2019 to more than 38.3% in 2020. This improved performance was primarily driven by a significant increase in higher-margin work.

Expenses

Our 2020 expenses were $1,185,878, up $323,591 from expenses of $862,287 in 2019. Approximately $105,000 was attributed to increases in wages. The remaining increase is primarily related to marketing & sales and research & development.

Historical results and cash flows:

Historic revenue results and cash flow are representative of what investors should expect in the future. During the past two years, operating expenses for transportation and disposal of contaminated soil remained our two most significant expenses. As the business is scaled, the gross and net profits will continue to improve.

Summit cash is a direct result of company revenues generated through strategic marketing and sales efforts. No funding has been raised or equity sold. Moving forward Reg CF and Reg A+ campaigns will be initiated with funds used to expand business operations.

Future expansion will be based upon attracting qualified employees and management and the successful execution of our marketing and sales plan.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $308,320.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration

Amount Owed: $348,300

Interest Rate: 3.75%

Maturity Date: May 31, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Aronne

David Aronne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, and Secretary

Dates of Service: December 19, 2008 - Present

Responsibilities: Daily management for all areas of company. David receives a salary of $300,000.

Name: W. Richard Laton

W. Richard Laton's current primary role is with California State University. W. Richard Laton currently services 8-12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 01, 2021 - Present

Responsibilities: Advisory Role for technical matters. Richard receives a salary of $5,000.

Other business experience in the past three years:

Employer: Earth Forensics Inc.

Title: Owner

Dates of Service: January 01, 2010 - Present

Responsibilities: Oversight and management

Other business experience in the past three years:

Employer: California State University

Title: Professor

Dates of Service: August 01, 2000 - Present

Responsibilities: Professor of Geology

Name: David K. Gold

David K. Gold's current primary role is with Gold Health and Safety Consulting, Inc.. David K. Gold currently services 12-16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 01, 2021 - Present

Responsibilities: Advisory role providing health and safety issue. David receives a salary of $5,000.

Other business experience in the past three years:

Employer: Gold Health and Safety Consulting, Inc.

Title: President

Dates of Service: January 15, 2005 - Present

Responsibilities: Principle consultant and business manager

Other business experience in the past three years:

Employer: Bicycle Angels, Inc.

Title: President and CEO

Dates of Service: November 01, 2009 - Present

Responsibilities: Overall management and operation of a non-profit organization

Name: Heather Halterman

Heather Halterman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: V.P. Operations

Dates of Service: August 01, 2021 - Present

Responsibilities: Departmental oversight. Heather receives a salary of $100,000.

Other business experience in the past three years:

Employer: Summit Environmental Contractors

Title: Office Manager

Dates of Service: August 01, 2008 - August 01, 2021

Responsibilities: Administration and accounting operations.

Name: Stephen Parry

Stephen Parry's current primary role is with Ernst & Young LLP. Stephen Parry currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October 15, 2021 - Present

Responsibilities: Advisor for finance related matters. Stephen receives a salary of $5,000.

Other business experience in the past three years:

Employer: Ernst & Young LLP

Title: Senior Actuarial Consultant

Dates of Service: February 12, 2016 - Present

Responsibilities: Financial Modeling, Embedded Value, Economic Capital, Strategic Deal Pricing, and Sensitivity Modeling.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Aronne

Amount and nature of Beneficial ownership: 19,500,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,069,999 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 19,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the construction industry or environmental services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Aro Industries, Incorporated, dba Summit Environmental Contractors

By /s/ *David Aronne*

    Name: David Aronne

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ARO INDUSTRIES, INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aro Industries Inc., DBA Summit Environmental Contractors
San Juan Capistrano, California

We have reviewed the accompanying financial statements of Aro Industries Inc., DBA Summit Environmental Contractors (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2022
Los Angeles, California

Aro Industries Inc. DBA Summit Environmental Contractors
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	308,320	$	46,650
Account receivabes, net		445,473		709,861
Prepaids and Other Current Asset		15,000		-
Total current assets		**768,793**		**756,511**
Property and equipment, net		3,469		5,498
Total assets	**$**	**772,262**	**$**	**762,009**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payable	$	140,290	$	225,355
Current portion of loans and notes		21,120		45,667
Credit cards		1,965		-
Accrued interest expense		3,688		3,688
Total current liabilities		**167,063**		**274,710**
Promissory Notes and Loans		274,732		165,239
Total liabilities		**441,795**		**439,949**
STOCKHOLDERS EQUITY				
Common Stock		110,000		10,000
Capital distribution		(478,802)		(403,802)
Retained earnings/(Accumulated Deficit)		699,269		715,862
Total stockholders' equity		**330,467**		**322,060**
Total liabilities and stockholders' equity	**$**	**772,262**	**$**	**762,009**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	2,135,718	$	3,883,734
Cost of goods sold		1,175,190		2,395,165
Gross profit		960,528		1,488,569
Operating expenses				
General and administrative		1,359,851		1,232,508
Sales and marketing		10,189		14,375
Total operating expenses		1,370,041		1,246,884
Operating income/(loss)		(409,513)		241,685
Interest expense		-		3,688
Other Loss/(Income)		(392,919)		(64,006)
Income/(Loss) before provision for income taxes		(16,593)		302,003
Provision/(Benefit) for income taxes		-		16,786
Net income/(Net Loss)	$	(16,593)	$	285,217

See accompanying notes to financial statements.

ARO INDUSTRIES INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Capital distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	19,500	**$ 10,000**	**$ (295,541)**	**$ 430,645**	**$ 145,104**
Shareholder distribution			(108,261)		(108,261)
Net income/(loss)				285,217	285,217
Balance—December 31, 2020	19,500	10,000	(403,802)	$ 715,862	**$ 322,060**
Stock Split (1,000:1)	19,480,500	100,000			100,000
Shareholder distribution			(75,000)		(75,000)
Net income/(loss)				(16,593)	(16,593)
Balance—December 31, 2021	**19,500,000**	**$ 110,000**	**$ (478,802)**	**$ 699,269**	**$ 330,467**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(16,593)	$	285,217
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		2,029		1,590
Changes in operating assets and liabilities:				
Account receivabes, net		264,388		(204,134)
Prepaids and other current asset		(15,000)		
Credit cards		1,965		-
Account payable		(85,065)		(366,223)
Accrued interest expense		-		3,688
Net cash provided/(used) by operating activities		**151,724**		**(279,862)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(1,758)
Net cash provided/(used) in investing activities		**-**		**(1,758)**
Capital contribution		100,000		
Capital distribution		(75,000)		(108,261)
Borrowing on loan payable		84,946		210,906
Net cash provided/(used) by financing activities		**109,946**		**102,645**
Change in cash		261,670		(178,975)
Cash—beginning of year		46,650		225,625
Cash—end of year	$	**308,320**	$	**46,650**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	3,688
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Aro Industries Inc. DBA Summit Environmental Contractors was formed on December 19, 2008, in the state of California. The financial statements of Summit Environmental Contractors Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Juan Capistrano, California.

Summit Environmental Contractors (SEC) is a premier California-based sustainability green integrator helping solve our nation's most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports, Water Treatment, and Supply markets includes solutions in environmental engineering, science, and contracting. SEC uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $58,320 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Summit Environmental Contractors is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the providing the following services:

- Excavation, Transportation, and Disposal of Contaminated Materials.
- Sampling, Testing, and Characterization.
- Plans, Reports, and Training.
- Project Oversight, Testing, and Monitoring.
- Drone Photography GIS services.
- Dewatering and Treatment.

Cost of goods sold

Costs of goods sold include the cost of laboratory testing, transport, disposal, and P&R Preparation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $10,189 and $14,375, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items

As of Year Ended December 31,	2021	2020
Short-term borrowing to employees	15,000	-
Total Prepaids and Other Current Asset	**15,000**	**-**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Office Equipment	$ 10,147	$ 10,147
Property and Equipment, at Cost	**10,147**	**10,147**
Accumulated depreciation	(6,679)	(4,649)
Property and Equipment, Net	**$ 3,469**	**$ 5,498**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $2,029 and $2,029, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with no par value, after the stock split (1,000:1) completed on November 2, 2021. As of December 31, 2021, and December 31, 2020, 19,500,000 shares and 19,500 shares of Common Stocks have been issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

On May 31, 2021, the Company has entered into a loan contract. The details of the Company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 348,300	3.75%	5/31/2020	5/31/2050	$ 7,619	$ 7,619	$ 21,120	$ 274,732	$ 295,852	$ 3,281	$ 3,281	$ 4,997	$ 144,903	$ 149,900
PPP loan	$ 61,006	1.00%	4/20/2020	Forgiven	$ -	$ -		$ -	$ -	$ 407	$ 407	$ 40,671	$ 20,335	61,006
Total					$ 7,619	$ 7,619	$ 21,120	$ 274,732	$ 295,852	$ 3,281	$ 3,281	$ 45,667	$ 165,239	$ 210,906

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$	21,120
2023		21,120
2024		21,120
2025		21,120
2026		21,120
Thereafter		190,252
Total	**$**	**295,852**

7.   RELATED PARTY

During 2021, the Company granted interest free short-term borrowing to employees in the amount of $15,000, which has been collected during 2022. As of December 31, 2021, the outstanding balance of the loans given amounted to $15,000, and it is classified under current asset.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 1, 2021, the Company entered into a lease agreement with United Office Technology Group to rent equipment (Konica). The lease expires after sixty-three months and has a minimum lease payment of $261.

On March 18, 2021, the Company extended lease agreement with America West Properties for a period of thirty-eight months, with the base rent starting from $1,735 per month.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	45,745
2023		47,448
2024		49,225
Thereafter		6,264
Total future minimum operating lease payments	**$**	**148,682**

Rent expense was in the amount of $93,094 and $102,537 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, David Aronne, Principal Executive Officer of Aro Industries, Incorporated, dba Summit Environmental Contractors, hereby certify that the financial statements of Aro Industries, Incorporated, dba Summit Environmental Contractors included in this Report are true and complete in all material respects.

David Aronne

CEO